SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------
                                   FORM 6-K
                                  ----------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For May 25, 2006


                                 CNOOC Limited

                (Translation of registrant's name into English)

                -----------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                -----------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                   Form 20-F |X|           Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes |_|           No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                            [LOGO OF CNOOC LIMITED]
                         [CHINESE TRANSLATION OMITTED]

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                       RESULTS OF ANNUAL GENERAL MEETING
                              HELD ON 24 MAY 2006
                                      AND
              ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BONDS

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POLL RESULTS AT THE AGM

The AGM was held on 24 May 2006 at 2:30 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BONDS

In accordance with the terms and conditions of the Convertible Bonds, the payment of the Final Dividend will result in an adjustment to the conversion price of the Convertible Bonds. The conversion price of the Convertible Bonds will be adjusted from HK$5.97 per Share to HK$5.90 per Share. Such adjustment shall become effective on 7 June 2006, being the date when the Final Dividend will be paid to the Shareholders.
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Reference is made to the explanatory statement of the Company dated 12 April
2006 in respect of the general mandates to issue securities and repurchase shares and re-election and election of directors (the "Explanatory Statement"). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the "AGM") was held on 24 May 2006 at 2:30 p.m. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 43,327,402,648 Shares. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholders is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 43,327,402,648 Shares. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the relevant resolutions at the AGM.

The vote-taking at the AGM was scrutinized by representatives from Computershare Hong Kong Investor Services Limited. The results of the poll at the AGM were as follows:

----------------------------------------------------------------------------------------------------------------
                  Ordinary Resolutions                                    Number of votes (%)
----------------------------------------------------------------------------------------------------------------
                                                                     For                      Against
----------------------------------------------------------------------------------------------------------------
A1.     To receive and consider the Audited Statement          33,561,451,368                 420,400
        of Accounts together with the Reports of the             (99.9987%)                  (0.0013%)
        Directors and the Auditors thereon for the year
        ended 31 December 2005
----------------------------------------------------------------------------------------------------------------
A2.     To declare a final dividend for the year ended         34,028,041,518                39,618,100
        31 December 2005                                         (99.8837%)                  (0.1163%)
----------------------------------------------------------------------------------------------------------------
A3.     (i)   To re-elect Mr. Zhou Shouwei as Executive        34,046,136,768                 731,400
              Director                                           (99.9979%)                  (0.0021%)
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
        (ii)  To re-elect Mr. Evert Henkes as                  34,046,868,168                    Nil
              Independent Non-executive Director                   (100%)                        (0%)
----------------------------------------------------------------------------------------------------------------
        (iii) To re-elect Mr. Cao Xinghe as Executive          33,997,131,768                 731,400
              Director                                           (99.9978%)                  (0.0022%)
----------------------------------------------------------------------------------------------------------------
        (iv)  To re-elect Mr. Wu Zhenfang as Executive         33,997,131,768                 731,400
              Director                                           (99.9978%)                  (0.0022%)
----------------------------------------------------------------------------------------------------------------
        (v)   To re-elect Mr. Yang Hua as Executive            34,046,136,768                 731,400
              Director                                           (99.9979%)                  (0.0021%)
----------------------------------------------------------------------------------------------------------------
        (vi)  To re-elect Professor Lawrence J. Lau as         33,997,863,168                   Nil
              Independent Non-executive Director                   (100%)                       (0%)
----------------------------------------------------------------------------------------------------------------
        (vii) To elect Dr. Edgar W. K. Cheng as a new          33,997,763,168                 100,000
              Independent Non-executive Director                 (99.9997%)                  (0.0003%)
----------------------------------------------------------------------------------------------------------------
        (viii) To authorise the Board of Directors to          34,013,556,368                6,171,700
              fix the remuneration of each of the                (99.9819%)                  (0.0181%)
              Directors
----------------------------------------------------------------------------------------------------------------
A4.     To re-appoint the Company's auditors and to            34,034,978,756                1,731,400
        authorise the Board of Directors to fix their            (99.9949%)                  (0.0051%)
        remuneration
----------------------------------------------------------------------------------------------------------------
B1.     To grant a general mandate to the Directors to         34,082,449,465                10,003,600
        repurchase shares in the capital of the Company          (99.9707%)                  (0.0293%)
        not exceeding 10% of the aggregate nominal
        amount of the share capital of the Company in
        issue as at the date of passing of this
        resolution
----------------------------------------------------------------------------------------------------------------
B2.     To grant a general mandate to the Directors to         31,018,062,666              2,894,903,799
        allot, issue and deal with additional shares in          (91.4637%)                  (8.5363%)
        the capital of the Company not exceeding 20% of
        the aggregate nominal amount of the share
        capital of the Company in issue as at the date
        of passing of this resolution
----------------------------------------------------------------------------------------------------------------
B3.     To extend the general mandate granted to the           33,748,897,766               207,450,399
        Directors to allot, issue and deal with shares           (99.3891%)                  (0.6109%)
        by the number of shares repurchased
----------------------------------------------------------------------------------------------------------------

ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BONDS

The Company issued convertible bonds (the "Convertible Bonds") in the principal amount of US$1,000,000,000 in December 2004. In accordance with the terms and conditions of the Convertible Bonds, the payment of the final dividend of HK$0.10 per Share for the year ended 31 December 2005 (the "Final Dividend") to the Shareholders will result in an adjustment to the conversion price of the Convertible Bonds. The conversion price of the Convertible Bonds will be adjusted in accordance with the terms and conditions of the Convertible Bonds from HK$5.97 per Share to HK$5.90 per Share. Such adjustment shall become effective on 7 June 2006, being the date when the Final Dividend will be paid to the Shareholders.

As at the date of this announcement, the Board comprises the following:

Executive Directors                 Independent non-executive Directors
Fu Chengyu (Chairman)               Edgar W. K. Cheng
Luo Han Zhou Shouwei                Sung Hong Chiu
Cao Xinghe                          Evert Henkes
Wu Zhenfang                         Lawrence J. Lau
Wu Guangqi                          Tse Hau Yin, Aloysius
Yang Hua

                                                      By Order of the Board
                                                           CNOOC Limited
                                                         Victor Zhikai Gao
                                                         Company Secretary

Hong Kong, 24 May 2006

Company Announcement
--------------------

                            [LOGO OF CNOOC LIMITED]
                         [CHINESE TRANSLATION OMITTED]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)

                 Change of Independent Non-executive Director

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The Company hereby announces that Dr. Kenneth S. Courtis retired as an
Independent Non-executive Director of the Company in accordance with the retirement provisions in article 97 of the Company's articles of association, following the conclusion of the AGM on 24 May 2006. The Company is pleased to announce that Dr. Edgar W. K. Cheng was elected by the shareholders of the Company as an Independent Non-executive Director of the Company at the AGM on 24 May 2006.
-------------------------------------------------------------------------------

CNOOC Limited (the "Company") hereby announces that Dr. Kenneth S. Courtis retired as an Independent Non-executive Director of the Company in accordance with the retirement provisions in article 97 of the Company's articles of association, following the conclusion of the annual general meeting of the Company (the "AGM") on 24 May 2006.

The board of Directors (the "Board") would like to thank Dr. Kenneth S. Courtis for his contribution to the Company during his terms of office.

The Company is pleased to announce that Dr. Edgar W. K. Cheng ("Dr. Cheng") was elected by the shareholders of the Company as an Independent Non-executive Director of the Company at the AGM on 24 May 2006.

Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, and a member of the Education Commission. Dr. Cheng has been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., and Member of the Conference Board's Global Advisory Council. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991 - 1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People's Congress (1996 - 1997). Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 - 2001. He is at present Chairman of the Council of the Chinese University of Hong Kong, the Chairman of the World-Wide Investment Co. Ltd. and a member of the Board of Directors of the Hong Kong Institute for Monetary Research, non-executive director of the Standard Chartered Bank (Hong Kong) Ltd, independent director of Goldman Sachs Gao Hua Securities Co. Ltd, a member of The Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development as well as the Vice-Chairman of the Council for Sustainable Development. He is also a member of the 10th Chinese People's Political Consultative Conference National Committee.

Dr. Cheng does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Dr. Cheng has no interest in the Company's securities within the meaning of
Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Dr. Cheng. Dr. Cheng's emoluments are expected to comprise annual remuneration of HK$500,000 (after Hong Kong tax). The emoluments of Dr. Cheng will be determined by reference to industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors' remuneration from time to time and make recommendation to the Board for adjustments if necessary. Dr. Cheng is subject to the retirement provisions in the articles of association of the Company, and is expected to retire and be eligible for re-election before 2009.

There is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h)-13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

The Board warmly welcomes the election of Dr. Edgar W. K. Cheng as an Independent Non-executive Director of the Company.

As at the date of this announcement, the Board comprises:

Executive Directors                        Independent non-executive Directors
Fu Chengyu (Chairman)                      Edgar W. K. Cheng
Luo Han                                    Sung Hong Chiu
Zhou Shouwei                               Evert Henkes
Cao Xinghe                                 Lawrence J. Lau
Wu Zhenfang                                Tse Hau Yin, Aloysius
Wu Guangqi
Yang Hua

                                                         By Order of the Board
                                                              CNOOC Limited
                                                            Victor Zhikai Gao
                                                            Company Secretary

Hong Kong, 24 May 2006

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited

                                                  By: /s/ Victor Zhikai Gao
                                                      ---------------------
                                                      Name: Victor Zhikai Gao
                                                      Title: Company Secretary


Dated: May 25, 2006